UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934
NCI Building Systems, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
628852204
(CUSIP Number)
Clayton, Dubilier & Rice Fund VIII, L.P.
c/o Clayton, Dubilier & Rice, LLC
Attention: Theresa A. Gore
375 Park Ave, New York NY 10152
(212) 407-5227
Copy to:
Steven J. Slutzky
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909 6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 17, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK I0046 DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,023,167 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

41,023,167 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,023,167 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.3%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 255,715.11775 shares of a class of convertible preferred stock, par value $1.00 per share, of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”), designated the Series B Cumulative Convertible Participating Preferred Stock (the “Preferred Stock,” and shares thereof, the “Preferred Shares”). Each Preferred Share is entitled to vote with holders of shares of common stock, par value $0.01 per share (“Common Stock” and shares thereof, the “Common Shares”), of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). Fund VIII’s voting percentage is 69.3%, calculated using a fraction, the numerator of which is 41,023,167 (representing (i) 255,715.11775 Preferred Shares held by Fund VIII, voted on an as-converted basis, and (ii) $5,766,548.54 of dividend accrued for the period between October 21, 2010 and December 29, 2010 (such cash dividend, the “Fund VIII Cash Dividend” and such period, the “Cash Dividend Period”), voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split (defined below)), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend (defined below) and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

On February 19, 2010, at a meeting duly called by the Issuer, the shareholders of the Issuer approved a reverse stock split of the Common Stock (the “Reverse Stock Split”). On the same date, the Board of Directors of the Issuer (the “Board”) approved a ratio for the Reverse Stock Split of 1-for-5. The Reverse Stock Split became effective on March 5, 2010.

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 255,715.11775 Preferred Shares held by Fund VIII and (ii) the Fund VIII Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 249,651 Preferred Shares were issued to Fund VIII in a private offering (the “Investment”) pursuant to an Investment Agreement, dated August 14, 2009, as amended (the “Investment Agreement”), which closed on October 20, 2009. Effective January 4, 2010, Fund VIII transferred 282 shares of Preferred Stock, equivalent to 44,243 shares of Common Stock on an as-converted basis and after giving effect to the Reverse Stock Split, to CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”). 6,346.11775 shares of Preferred Stock convertible into 995,626 shares of Common Stock have accrued to Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations, Preferences and Rights of the Preferred Stock (the “Certificate of Designations”) for the period from December 30, 2009 to March 15, 2010.

Fund VIII Cash Dividend. $5,766,548.54 has accrued to Fund VIII as cash dividends payable to Fund VIII pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Fund VIII Cash Dividend is paid in cash, such dividend will be convertible into 904,699 shares of Common Stock. The Company has not yet paid the Fund VIII Cash Dividend because the Company’s Amended Credit Agreement and Asset-Based Lending (“ABL”) Facility restrict its ability to pay cash dividends until the first quarter of fiscal 2011 under the Amended Credit Agreement and until October 20, 2010 under the ABL Facility, except for certain specified purposes.

(3)	This percentage is calculated using a fraction, the numerator of which is 41,023,167 (representing (i) 255,715.11775 Preferred Shares held by Fund VIII, voted on an as-converted basis, and (ii) the Fund VIII Cash Dividend, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 17, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		102,687 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

102,687 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

102,687 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	F&F Fund VIII holds 646.46377 shares of Preferred Stock of the Issuer. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). F&F Fund VIII’s voting percentage is 0.2%, calculated using a fraction, the numerator of which is 102,687 (representing (i) 646.46377 Preferred Shares held by F&F Fund VIII, voted on an as-converted basis, and (ii) $8,061.46 of dividend accrued for the Cash Dividend Period (the “F&F Fund VIII Cash Dividend” and together with the Fund VIII Cash Dividend, the “Total Cash Dividend”), voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 646.46377 Preferred Shares held by F&F Fund VIII and (ii) the F&F Fund VIII Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 349 Preferred Shares were issued to F&F Fund VIII pursuant to the Investment Agreement. Effective January 4, 2010, Fund VIII transferred 282 shares of Preferred Stock, equivalent to 44,243 shares of Common Stock on an as-converted basis and after giving effect to the Reverse Stock Split, to F&F Fund VIII. 15.46377 shares of Preferred Stock convertible into 2,426 shares of Common Stock have accrued to F&F Fund VIII as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010.

F&F Fund VIII Cash Dividend. $8,061.46 has accrued to F&F Fund VIII as cash dividends payable to F&F Fund VIII pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such F&F Fund VIII Cash Dividend is paid in cash, such dividend will be convertible into 1,264 shares of Common Stock. The Company has not yet paid the F&F Fund VIII Cash Dividend because the Company’s Amended Credit Agreement and ABL Facility restrict its ability to pay cash dividends until the first quarter of fiscal 2011 under the Amended Credit Agreement and until October 20, 2010 under the ABL Facility, except for certain specified purposes.

(3)	This percentage is calculated using a fraction, the numerator of which is 102,687 (representing (i) 646.46377 Preferred Shares held by F&F Fund VIII, voted on an as-converted basis, and (ii) the F&F Fund VIII Cash Dividend, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,125,854 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

41,125,854 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,125,854 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of Fund VIII and F&F Fund VIII (the “CD&R Funds”). The CD&R Funds hold 256,361.58152 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 69.5%, calculated using a fraction, the numerator of which is 41,125,854 (representing (i) 256,361.58152 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 256,361.58152 Preferred Shares held by the CD&R Funds and (ii) the Total Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 250,000 Preferred Shares were issued to the CD&R Funds pursuant to the Investment Agreement. 6,361.58152 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010.

Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock. The Company has not yet paid the Total Cash Dividend because the Company’s Amended Credit Agreement and ABL Facility restrict its ability to pay cash dividends until the first quarter of fiscal 2011 under the Amended Credit Agreement and until October 20, 2010 under the ABL Facility, except for certain specified purposes.

(3)	This percentage is calculated using a fraction, the numerator of which is 41,125,854 (representing (i) 256,361.58152 Preferred Shares held by the CD&R Funds, voted on an as-converted basis and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,125,854 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

41,125,854 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,125,854 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	CD&R Associates VIII, L.P. may be deemed to beneficially own Common Shares of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 256,361.58152 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 69.5%, calculated using a fraction, the numerator of which is 41,125,854 (representing (i) 256,361.58152 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 256,361.58152 Preferred Shares held by the CD&R Funds and (ii) the Total Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 250,000 Preferred Shares were issued to the CD&R Funds pursuant to the Investment Agreement. 6,361.58152 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010.

Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock. The Company has not yet paid the Total Cash Dividend because the Company’s Amended Credit Agreement and ABL Facility restrict its ability to pay cash dividends until the first quarter of fiscal 2011 under the Amended Credit Agreement and until October 20, 2010 under the ABL Facility, except for certain specified purposes.

(3)	This percentage is calculated using a fraction, the numerator of which is 41,125,854 (representing (i) 256,361.58152 Preferred Shares held by the CD&R Funds, voted on an as-converted basis and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

CUSIP No.	628852204

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,125,854 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

41,125,854 (see Item 5)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,125,854 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	CD&R Investment Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 256,361.58152 shares of Preferred Stock. Each Preferred Share is entitled to vote with holders of shares of Common Stock of the Issuer on an as-converted basis (without taking into account any limitations on convertibility that may then be applicable). The CD&R Funds’ voting percentage is 69.5%, calculated using a fraction, the numerator of which is 41,125,854 (representing (i) 256,361.58152 Preferred Shares held by the CD&R Funds, voted on an as-converted basis, and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

(2)	Represents the number of available, unreserved and unissued shares of Common Stock into which (i) the 256,361.58152 Preferred Shares held by the CD&R Funds and (ii) the Total Cash Dividend, could be converted within 60 days of the date hereof.

Preferred Shares. 250,000 Preferred Shares were issued to the CD&R Funds pursuant to the Investment Agreement. 6,361.58152 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock pursuant to the Certificate of Designations for the period from December 30, 2009 to March 15, 2010.

Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds pursuant to the Certificate of Designations for the Cash Dividend Period. Pursuant to the Certificate of Designations, until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock. The Company has not yet paid the Total Cash Dividend because the Company’s Amended Credit Agreement and ABL Facility restrict its ability to pay cash dividends until the first quarter of fiscal 2011 under the Amended Credit Agreement and until October 20, 2010 under the ABL Facility, except for certain specified purposes.

(3)	This percentage is calculated using a fraction, the numerator of which is 41,125,854 (representing (i) 256,361.58152 Preferred Shares held by the CD&R Funds, voted on an as-converted basis and (ii) $5,774,610.00 of Total Cash Dividend accrued for the Cash Dividend Period, voted on an as converted basis, in each case, after giving effect to the Reverse Stock Split), and the denominator of which is 59,212,014 (calculated by adding the number of outstanding shares of Common Stock as of March 15, 2010, which is 18,086,160, plus the Total Cash Dividend and the total number of Preferred Shares outstanding, each voted on an as-converted basis, which is 41,125,854).

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented by adding the following:
“In accordance with the terms of the Certificate of Designations, since the date of issuance of the Preferred Stock, the Preferred Shares have accrued the following dividends:
Preferred Shares. 6,361.58152 shares of Preferred Stock convertible into 998,052 shares of Common Stock have accrued to the CD&R Funds as dividends payable to holders of Preferred Stock for the period from December 30, 2009 to March 15, 2010. Such dividend was declared by the Board and paid to the CD&R Funds on March 17, 2010.
Total Cash Dividend. $5,774,610 has accrued to the CD&R Funds as cash dividends payable to the CD&R Funds for the Cash Dividend Period. Until such Total Cash Dividend is paid in cash, such dividend will be convertible into 905,963 shares of Common Stock.”
Item 4. Purposes of the Transaction.
(f)
Item 4(f) is amended and restated in its entirety to read as follows:
“On February 19, 2010, the stockholders of the Company approved the Reverse Stock Split. On the same date, the Board of Directors of the Company approved a ratio for the Reverse Stock Split of 1-for-5. A Certificate of Amendment to the Company’s Certificate of Incorporation was filed with the Delaware Secretary of State on March 4, 2010 and the Reverse Stock Split became effective on March 5, 2010.”
Item 5. Interest in the Securities of the Issuer
(a)
Items 5(a)(i) and (ii) are hereby amended in their entirety to read as follows:
“(i) Fund VIII is the beneficial owner of 41,023,167 shares of Common Stock, which it has the right to vote with holders of Common Stock on an as-converted basis pursuant to the Certificate of Designations, without taking into account any limitations on convertibility due to the number of authorized shares available for issuance that may then be applicable. At the initial conversion price of $1.2748 (or 6.3740 after giving effect to the Reverse Stock Split), Fund VIII’s voting interest is approximately 69.3% of the voting power of the Company.
(ii) F&F Fund VIII is the beneficial owner of 102,687 shares of Common Stock, which it has the right to vote with holders of Common Stock on an as-converted basis pursuant to the Certificate of Designations, without taking into account any limitations on convertibility due to the number of authorized shares available for issuance that may then be applicable. At the initial conversion price of $1.2748 (or 6.3740 after giving effect to the Reverse Stock Split), F&F Fund VIII’s voting interest is approximately 0.2% of the voting power of the Company.”
Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and supplemented by adding the following:
“Pursuant to a Share Transfer Agreement effective as of January 4, 2010, Fund VIII transferred to F&F Fund VIII 282 shares of Preferred Stock, representing 44,242 shares of Common Stock on an as converted basis (after giving effect to the Reverse Stock Split) at the initial conversion price of $1.2748 (or $6.3740 after giving effect to the Reverse Stock Split).
The descriptions of the Share Transfer Agreement is a summary only and is qualified in its entirety by reference to the full text of such agreement, which is incorporated in this item 6 by reference to Exhibit 5 hereto.”
Item 7. Material to be filed as exhibits.
Item 7 is hereby amended and supplemented by adding the following:

Exhibit
Number	Description of Exhibit
1.	Joint Filing Agreement, dated as of March 29, 2009, by and between Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

2.	Share Transfer Agreement, effective as of January 4, 2010, by and between Clayton, Dubilier & Rice Fund VIII, L.P. and CD&R Friends & Family Fund VIII, L.P.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 29, 2010

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd.,
its general partner

/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd.,
its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII,
Ltd., its general partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary